

Report of Independent Accountants

To the Board of Directors and Management of
Sanford C. Bernstein & Co., LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Sanford C. Bernstein & Co., LLC (the "Company") and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2016, solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:
   a. Compared the payment of $393,868 reported on SIPC-7 item 2B on page 1 with the respective cash disbursement records, check number 00654444 and Accounts Payable VIP number 16-377295 dated August 1, 2016, obtained from the Company, noting no difference; and

      Compared the payment of $383,409 reported on SIPC-7 item 2F on page 1 to Accounts Payable VIP Number dated 17-401396 dated February 28, 2017, obtained from the Company, noting no difference.

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2016 to the Total revenue amount of $345,279,565 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2016, noting a difference of $339,976.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared additions of $5,803,560 on SIPC-7 line 2b(2) "Net loss from principal transactions in securities in trading accounts" to the line titled "Total Additions 2b" on the schedule titled "SCB LLC SIPC Fee Calculation" prepared by the Company, noting the following differences:
      i. $339,673 of interest was classified on SIPC-7 line 2b(2) ""Net loss from principal transactions in securities in trading accounts" instead of SIPC – 7 line 2b(4) "Interest and dividend expense deducted in determining item 2a";
      ii. A difference of $301 was noted between the $339,673 above and the trial balance as of December 31, 2016.

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b. Compared deductions of $30,739,633 on SIPC 7 line 2c(3) "Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions" to the line titled "Total Deductions 2c" on the schedule titled "SCB LLC SIPC Fee Calculation" prepared by the Company, noting no difference; and

c. Compared deductions of $9,432,578 on SIPC 7 line 2c(9ii) "40% of margin interest earned on customers securities accounts" to the line titled "40% of interest earned on customers securities accounts-Margin Interest" on the schedule titled "SCB LLC SIPC Fee Calculation" prepared by the Company, noting no difference.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

a. Recalculated the mathematical accuracy of the "SIPC Net Operating Revenues" on page 2, line 2d and the "General Assessment @.0025" on page 2, line 2e of $310,910,914 and $777,277, respectively of the form SIPC-7, noting no difference;

b. Recalculated the mathematical accuracy of the amount in the line titled "Total Deductions" on page 2, line 2c(9) of $40,172,211, noting no difference;

c. Recalculated the mathematical accuracy of the amount in the line titled "40% of margin interest earned on customers securities accounts" on page 2, line 2c(9)(ii) of $9,432,578, noting no difference;

d. Recalculated the mathematical accuracy of the amount in the line titled "total revenue" on page 2, line 2a of $345,279,565 using the numbers on the schedule titled "SCB LLC SIPC Fee Calculation", noting no difference;

e. Recalculated the mathematical accuracy of the amount in the line titled "Net loss from principal transactions in securities in trading account" on page 2, line 2b(2) of $5,803,560 using the numbers on the schedule titled "SCB LLC SIPC Fee Calculation", noting no difference;

f. Recalculated the mathematical accuracy of the amount in the line titled "Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions" on page 2, line 2c(3) of $30,739,633 using the numbers on the schedule titled "SCB LLC SIPC Fee Calculation", noting no difference; and

g. Recalculated the amount in the line titled "Total assessment balance and interest due (or overpayment carried forward)" on page 1 line 2F of $383,409, noting no difference.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the Company, and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers L.L.P.

March 1, 2017